UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                               (Amendment No. 1)*


                           Allied First Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   019204 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Kenneth L. Bertrand
               387 Shuman Blvd., Suite 120W, Naperville, IL 60563
                                 (630) 778-7700
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 23, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019204 10 6                  13D                     Page 2 of 7 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Kenneth L. Bertrand
          ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

          ----------------------------------------------------------------------

3         SEC USE ONLY

          ----------------------------------------------------------------------

4         SOURCE OF FUNDS

          PF, OO
          ----------------------------------------------------------------------

5         CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

          ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ----------------------------------------------------------------------


                            7     SOLE VOTING POWER                21,893
NUMBER OF                                                 ----------------------
SHARES
BENEFICIALLY                8     SHARED VOTING POWER              0
OWNED BY                                                  ----------------------
EACH
REPORTING                   9     SOLE DISPOSITIVE POWER           21,893
PERSON WITH                                               ----------------------

                           10    SHARED DISPOSITIVE POWER          0
                                                          ----------------------


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,893
          ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Items 3 and 5 below.                                           [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
          ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          IN
          ----------------------------------------------------------------------

CUSIP NO. 019204 10 6                  13D                     Page 3 of 7 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Pamela J. Bertrand
          ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

3         SEC USE ONLY

          ----------------------------------------------------------------------

4         SOURCE OF FUNDS

          PF, OO
          ----------------------------------------------------------------------

5         CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ----------------------------------------------------------------------

                            7     SOLE VOTING POWER          15,000
NUMBER OF                                                 ----------------------
SHARES
BENEFICIALLY                8     SHARED VOTING POWER        0
OWNED BY                                                  ----------------------
EACH
REPORTING                   9     SOLE DISPOSITIVE POWER     15,000
PERSON WITH                                               ----------------------

                           10    SHARED DISPOSITIVE POWER    0
                                                          ----------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,893
          ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Items 3 and 5 below.                                          [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
          ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          IN
          ----------------------------------------------------------------------

Item 1.           Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Allied First Bancorp, Inc., a Maryland corporation, (the "Company"). The Company's principal executive offices are located at 387 Shuman Boulevard, Suite 120W, Naperville, Illinois 60563.

Item 2.           Identity and Background

         The names and address of the persons  filing this statement are Kenneth
L. Bertrand and Pamela J. Bertrand, c/o Allied First Bancorp, Inc., Suite 120W, Naperville, Illinois 60563. Mr. Bertrand is a director and President and Chief Executive Officer of the Company and the Company's wholly owned subsidiary, Allied First Bank, sb (the "Bank"), at the address stated above. Mrs. Bertrand is a self-employed manufacturer's sales representative. During the last five years, neither Mr. Bertrand nor Mrs. Bertrand has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

         Mr. and Mrs. Bertrand are citizens of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration

         Mr. and Mrs. Bertrand have acquired beneficial ownership of 36,893 shares of Common Stock as follows:

         (i) 21,893 shares held in Mr. Bertrand's account under the Bank's 401(k) plan purchased by him pursuant to that plan for an aggregate purchase price of approximately $233,819; and

         (ii) 15,000 shares held in Mrs. Bertrand's IRA account purchased by her with personal funds for an aggregate purchase price of approximately $150,000.

Item 4.           Purpose of Transaction

         All of the shares purchased and/or acquired by Mr. and Mrs. Bertrand are for investment purposes. Mr. and Mrs. Bertrand may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Company's Common Stock for investment or dispose of the Common Stock.

         As a director and President and Chief Executive Officer of the Company, Mr. Bertrand regularly explores potential actions and transactions which may be advantageous to the Company including, but not limited to, possible mergers, acquisitions, reorganizations and other material changes to the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capital structure, securities, regulatory and reporting obligations of the Company.

         Except as noted above with respect to Mr. Bertrand's activities on behalf of the Company, Mr. and Mrs. Bertrand have no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

         As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Bertrand for the purpose of this statement is 36,893 shares representing 6.6% of the shares of Common Stock outstanding on the date hereof. Such amount includes:

                  (1) 21,893 shares over which Mr. Bertrand has sole voting and dispositive power, all of which are held in Mr. Bertrand's 401(k) account.

                  (2) 15,000 shares over which Mrs. Bertrand has sole voting and dispositive power.

         During the 60-day period prior to the date of this filing, Mr. Bertrand acquired 2,000 shares of Common Stock on May 22, 2003 at a price of $13.30 a share, through his 401(k) account. On May 23, 2003, Mr. Bertrand acquired 919 shares of common stock, also at a price of $13.30 a share, through his 401(k) account.

         Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. and Mrs. Bertrand.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Other than the agreement regarding joint filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Bertrand and Mrs. Bertrand and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. and Mrs. Bertrand is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.  Material to be Filed as Exhibits

         1. Agreement regarding joint filing

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: June 2, 2003                                    /s/ Kenneth L. Bertrand
      ------------                                   ------------------------
                                                     Kenneth L. Bertrand

Date: June 2, 2003                                    /s/ Pamela J. Bertrand
      ------------                                   --------------------------
                                                     Pamela J. Bertrand